UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

September 2005

TOTAL S.A.

(Translation of registrant’s name into English)

2, place de la Coupole 92078 Paris La Défense Cedex France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-____________.)

SIGNATURES
EXHIBIT INDEX
EX-99.1: UK North Sea: New Licenses
EX-99.2: Acquisition of Deer Creek
EX-99.3: Total Gabon: Financial Results 1st Half 2005
EX-99.4: Total's Capital Expenditure Program, France
EX-99.5: Interest in South Humber Bank Power Plant
EX-99.6: Total and Sinochem: New Joint Venture
EX-99.7: Oil Discovery, Libya, Block NC 186
EX-99.8: Award of Exploration Block, Libya
EX-99.9: Institut Pasteur and Total Join Forces

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date : November 2, 2005	By:	/s/ Charles Paris de Bollardière
		Name :	Charles PARIS de BOLLARDIERE
		Title :	Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1:	UK North Sea: Total Awarded Three Offshore Production Licenses (September 7, 2005).

•	EXHIBIT 99.2:	Total Acquires Approximately 78% of Deer Creek (September 13, 2005).

•	EXHIBIT 99.3:	Total Gabon: Financial Results for the First Half of 2005 (September 13, 2005).

•	EXHIBIT 99.4:	Total Steps Up Capital Expenditure Program in France (September 16, 2005).

•	EXHIBIT 99.5:	Total Sells Its Interest in the UK’s South Humber Bank Power Plant (September 20, 2005).

•	EXHIBIT 99.6:	New Joint Venture Between Total and Sinochem for a Service Station Network in Eastern China (September 30, 2005).

•	EXHIBIT 99.7:	Total Makes New Oil Discovery in Libya’s Block NC 186 (October 3, 2005).

•	EXHIBIT 99.8:	Total Awarded Exploration Block in Libya (October 3, 2005).

•	EXHIBIT 99.9:	Institut Pasteur and Total Join Forces to Combat Infectious Diseases (October 13, 2005).